Exhibit 99.1

Aris Mining CLOSES ACQUISITION OF REMAINING 49% OF SOTO NORTE

Vancouver, Canada, December 12, 2025 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces the completion of its previously announced acquisition of the remaining 49% interest in the Soto Norte joint venture in Colombia from MDC Industry Holding Company LLC (Mubadala). Aris Mining now owns 100% of the Soto Norte Project, and the associated precious metals stream previously granted to Mubadala has been terminated.

Neil Woodyer, CEO of Aris Mining, commented: “With 100% ownership of Segovia, Marmato, Toroparu, and now Soto Norte, Aris Mining is focused on building a large, diversified gold business across Colombia and Guyana. Our strategy combines strong cash flow generation from our operating mines with growth from expansions, exploration, and project development.

Since our formation in 2022, we have progressed from a ‘buy-and-build’ strategy to focusing on building the high-quality assets we now own. Fewer than 15 gold companies worldwide produce more than one million ounces annually — and with our current asset base and growth projects, Aris Mining has a clear path to join that group[1].”

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading South America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration, and development projects. Aris Mining intends to unlock value through scale and diversification. The Company is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, driven by the commissioning of a second mill at Segovia, completed in June and ramping up during H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, with first gold expected in H2 2026.

In Guyana, Aris Mining owns the Toroparu gold project, where a new Preliminary Economic Assessment has been completed and a Prefeasibility Study is in progress. Following completion of the PFS, Toroparu will be positioned to advance toward construction.

Aris Mining also owns the Soto Norte gold project, where a Prefeasibility Study has been completed on a smaller-scale development plan confirming Soto Norte as a high-grade, long-life project with strong economics and industry-leading environmental and social design features. Environmental studies are being finalized, which are scheduled to be submitted in the first half of 2026 to initiate the licensing process.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

1Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment and is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits for both Soto Norte and Toroparu.

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Cautionary Language

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements regarding future gold production, Aris Mining’s business strategy and statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

2	TSX: ARIS | NYSE-A: ARMN | aris-mining.com